

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 10, 2009

Mr. John Da Costa
Chief Financial Officer
195 Park Avenue
Thunder Bay Ontario
Canada P7B 1B9

Re: **Red Metal Resources, Ltd.**
Form 10-KSB for Fiscal Year Ended January 31, 2008
Filed May 13, 2008
File No. 0-52055

Dear Mr. Da Costa:

We have completed our review of your filing and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief